Exhibit 15.4

Certification by the Chief Executive Officer

Pursuant to Item 16I(a) of Form 20-F

I, Daniel Yong Zhang, Chief Executive Officer of Alibaba Group Holding Limited. (the “Company”), certify that to my knowledge following due inquiry:

(1)
As of the date hereof, the directors and officers of the Company consist of:
Daniel Yong Zhang, Joseph C. Tsai, J. Michael Evans, Maggie Wei Wu, Jerry Yang, Wan Ling Martello, Weijian Shan, Irene Yun-Lien Lee, Albert Kong Ping Ng, Kabir Misra, Toby Hong Xu, Jane Fang Jiang, Zeming Wu, Sara Siying Yu, Trudy Shan Dai, Yongfu Yu, Fan Jiang, Lin Wan and Luyuan Fan;
(2)
None of the Company’s directors or officers are representatives of any government entity in the People’s Republic China (the “PRC”);
(3)
As of the date hereof, the following shareholder holds 10% or more of the total outstanding ordinary shares of the Company: SoftBank Group Corp.;
(4)
No shareholder that holds 10% or more of the total outstanding ordinary shares of the Company is controlled by any government entity in the PRC;
(5)
Alibaba Partnership is not controlled by any government entity in the PRC;
(6)
There are no voting, acting-in-concert or other agreements or arrangements, nomination, appointment, designation or other rights, or material relationships, in each case between the Company or any of the aforementioned directors or officers or shareholders or Alibaba Partnership, on the one hand, and any other person, on the other hand, that could result in such other person being deemed to control the Company; and
(7)
Based on the above, the Company is not owned or controlled by a government entity in the PRC.

Date:	July 21, 2023

By:	/s/ Daniel Yong Zhang
Name:	Daniel Yong Zhang
Title:	Chief Executive Officer